

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2020

Robert Weinstein
Chief Financial Officer
Neurotrope, Inc.
1185 Avenue of The Americas, Third Floor
New York, New York 10036

      Re: Neurotrope, Inc.
          Registration Statement on Form S-3
          Filed April 17, 2020
          File No. 333-237745

Dear Mr. Weinstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Paul Fischer at 202-551-3415 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Jeffrey Schultz, Esq.